September 3, 2015

By Electronic Submission

Ms. Kathleen Collins

Accounting Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Red Hat, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2015
Filed April 28, 2015
File No. 001-33162

Dear Ms. Collins:

This letter is submitted on behalf of Red Hat, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Company’s Form 10-K for the fiscal year ended February 28, 2015, as set forth in your letter to us dated August 7, 2015. All responses set forth below are keyed to the headings and numbers used in your letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Obligations, page 64

1.	Please tell us your consideration to include the $805 million convertible notes in your contractual obligations table. We refer you to Item 303(a)(5) of Regulation S-K.

Response:

Upon conversion, the $805 million convertible notes may be settled in cash, shares of our common stock or a combination thereof at our election. If we were to settle the convertible notes in shares of our common stock, no cash requirement would arise from the contractual obligation. However, as we intend to settle the convertible notes in cash, in future filings we will include the principal amount of the $805 million convertible notes in our contractual obligations table.

Item 15. Exhibits and Financial Statement Schedules

2.	You indicate in your exhibit list that confidential treatment has been requested or granted for Exhibit 10.2. However, it does not appear that a confidential treatment order has been granted or you have submitted a confidential treatment request with regard to this exhibit. Please advise.

Response:

As previously discussed with the Staff, concurrently with the filing of this response letter, we are filing an amendment to our Form 10-K for the fiscal year ended February 28, 2015 to revise our List of Exhibits, with respect to Exhibit 10.2, to incorporate by reference the previously filed exhibit for which confidential treatment has been granted.

Ms. Kathleen Collins

September 3, 2015

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information concerning this letter, please contact the undersigned by telephone at (919) 890-8400. Thank you for your assistance.

Sincerely,

/s/ Frank A. Calderoni
Frank A. Calderoni Executive Vice President, Operations and Chief Financial Officer Red Hat, Inc.

cc:	Frank Knapp, Staff Accountant
Ji Shin, Staff Attorney
Mark P. Shuman, Legal Branch Chief